Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2007	2006
	(Dollars in Thousands)
EARNINGS:
Income before income taxes and minority interest	$378,534	$79,043
Add (deduct):
Equity in earnings of unconsolidated entities	(23,696)	(19,805)
Distributions from unconsolidated entities	2,321	5,676
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(4,465)	(3,149)
	352,694	61,765
Add fixed charges:
Consolidated interest expense (1)	57,801	58,532
Interest portion (1/3) of consolidated rent expense	11,321	10,150
	$421,816	$130,447

FIXED CHARGES:
Consolidated interest expense (1)	$57,801	$58,532
Capitalized interest	(3,483)	—
Interest portion (1/3) of consolidated rent expense	11,321	10,150
	$65,639	$68,682

RATIO OF EARNINGS TO FIXED CHARGES	6.43	1.90

Tax-effected preferred dividends	$21	$87
Fixed charges	65,639	68,682
Fixed charges and preferred dividends	$65,660	$68,769

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	6.42	1.90

(1) Interest expense on income tax contingencies is not included in fixed charges